Exhibit 99.6
Notice to LSE

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)[i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Rio Tinto plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Capital Group Companies, Inc. (“CGC”)
City and country of registered office (if applicable)		Los Angeles, CA 90071, USA
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		19 May 2020
6. Date on which issuer notified (DD/MM/YYYY):		20 May 2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.0014%	0.0000%	5.0014%	1,246,691,016
Position of previous notification (if applicable)	4.9115%	0.0000%	4.9115%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rightsix			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)		Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares GB0007188757			62,338,358		5.0003%
ADRs US7672041008			13,656		0.0011%

SUBTOTAL 8. A	62,352,014			5.0014%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date[x]		Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A

			SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
N/A

			SUBTOTAL 8.B.2

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9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG Management companies are set out below:	5.0014%		5.0014%
• Capital Bank & Trust Company[2]
• Capital International, Inc.[1]
• Capital International Sàrl[1]
• Capital Research and Management Company[2]
[1]Indirect subsidiaries of Capital Research and Management Company. [2]Subsidiary of The Capital Group Companies, Inc.
10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Capital Group Companies, Inc. (“CGC”) is the parent company of Capital Research and Management Company (“CRMC”) and Capital Bank & Trust Company (“CB&T”). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients.  CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors.  CRMC is the parent company of Capital Group International, Inc. (“CGII”), which in turn is the parent company of four investment management companies (“CGII management companies”): Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K.  CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients.  CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank.

Neither CGC nor any of its affiliates own shares of your company for its own account.  Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Place of completion	Los Angeles, CA, USA
Date of completion	20 May 2020

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LEI: 213800YOEO5OQ72G2R82
Classification: 2.3: Major shareholding notifications

This announcement is authorised for release to the market by Rio Tinto’s Group Company
Secretary.

Steve Allen Group Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885

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